April, 2006

                            DESCRIPTION OF ISSUANCE,
                 TRANSFER AND REDEMPTION PROCEDURES FOR POLICIES
                      PURSUANT TO RULE 6E-3(T)(B)(12)(III)
                          FOR SENTINEL ESTATE PROVIDER
             LAST SURVIVOR FLEXIBLE PREMIUM LIFE INSURANCE POLICIES
                                    ISSUED BY
                         NATIONAL LIFE INSURANCE COMPANY

This document sets forth the administrative procedures that will be followed by National Life Insurance Company ("National Life") in connection with the issuance of its last survivor flexible premium variable adjustable benefit life insurance policy ("Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by Policy owners ("Owners") of their interests in those Policies. Capitalized terms used herein have the same meaning as in the prospectus for the Policy that is included in the current registration statement on Form N-6 for the Policy as filed with the Securities and Exchange Commission ("Commission" or "SEC").

I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES AND ACCEPTANCE OF PREMIUMS

      A. OFFER OF THE POLICIES, APPLICATIONS, MINIMUM INITIAL PREMIUMS, AND ISSUANCE

            1. Offer of the Policies. The Policies will be offered and sold subject to established cost of insurance schedules and underwriting standards in accordance with state insurance laws. Insurance charges will not be the same for all Owners selecting the same Face Amount. Survivorship insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays insurance charges commensurate with the two Insureds' joint mortality risk as actuarially determined utilizing factors such as age, sex and health and occupation. A uniform insurance charge for all sets of Insureds would discriminate unfairly in favor of those sets of Insureds representing greater risk. Although there will be no uniform insurance charges for all sets of Insureds, there will be a uniform insurance rate for all sets of Insureds of the same Rate Classes, ages, sexes, Policy duration, if the Face Amount is divided among Basic Coverage and Additional Coverage in the same way. A description of the Monthly Deduction under the Policy, which includes charges for cost of insurance, for the Variable Account Charge, the Monthly Administrative Charge and for supplemental benefits, is at Appendix A to this memorandum.

            2. Application. Persons wishing to purchase a Policy must complete an application and submit it to National Life through a National Life authorized agent. This agent will also be a registered representative of a securities broker-dealer registered with the U.S. Securities and Exchange Commission, which will either be Equity Services, Inc., or another broker-dealer which has signed a selling agreement with Equity Services, Inc. The applicant must specify the two Insureds, and provide certain required information about the two Insureds. The applicant will also specify a plan for paying Planned Periodic Premiums, which are level premiums of a specified amount at specified intervals, either quarterly, semi-annually or annually, and may request that National Life send reminder notices at the appropriate intervals. Also, under the Check-O-Matic plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being "billed." An application will not be deemed to be complete unless all required information, including without limitation age, sex, and medical and other background information with respect to each of the two Insureds, has been provided in the application.
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            3. Minimum Initial Premium. An applicant for a new Policy must pay at least a Minimum Initial Premium, which if not submitted with the application or during the underwriting period, must be submitted when the Policy is delivered. (Generally, policy coverage does not become effective until the application has been accepted and the Minimum Initial Premium is received in good order at National Life's home office ("Home Office"). If, however, a premium less than the Minimum Initial Premium has been received at the Home Office, a Policy may be issued, but the agent delivering the Policy to the Owner will collect the balance due before leaving the Policy with the Owner). National Life may specify the form in which a premium payment must be made in order for the premium to be in "good order." Ordinarily, a check will be deemed to be in good order upon receipt, although National Life may require that the check first be converted into federal funds. In addition, for a premium to be received in "good order," it must be accompanied by all required supporting documentation, in whatever form required.

                  The Minimum Initial Premium is equal to two times the Minimum
            Monthly Premium (or in the case where the Guaranteed Death Benefit Rider is elected, two times the Monthly Guarantee Premium). The Minimum Monthly Premium depends on a number of factors, such as the two Insureds' sexes, Issue Ages, and Rate Classes, the Death Benefit Option selected, requested Initial Face Amount and any optional benefits selected. The Minimum Monthly Premium is used for purposes of determining whether, during the first five Policy Years, the Policy will not lapse regardless of investment performance. During the first five Policy Years, the Cumulative Minimum Monthly Premium is the sum of the Minimum Monthly Premiums in effect on each Monthly Policy Date, plus all Withdrawals and outstanding Policy loans and accrued interest. The Minimum Monthly Premium may change if, for example, a Face Amount Change or Death Benefit Option Change is elected by the Owner.

            4. Minimum Basic Coverage Amount. The minimum Basic Coverage amount for which National Life will issue a Policy is generally $100,000.

            5. Receipt of Application and Underwriting. Upon receipt of a completed application in good order from an applicant, National Life will follow certain insurance underwriting (risk evaluation) procedures designed to determine whether the two proposed Insureds are jointly insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about a proposed Insured before a determination can be made.

                  The underwriting process determines the Rate Class to which an
            Insured is assigned. This original Rate Class applies to the Initial Face Amount. The Rate Class may change upon an increase in Face Amount, as to the increase (see Death Benefits below).


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                  A Policy cannot be issued until the initial underwriting
            procedure has been completed, and any supplemental beneficiary forms and forms required in accordance with state insurance laws have been received. The Date of Issue occurs when the above steps have been completed, the application has been accepted, the Minimum Initial Premium has been received, and the computerized issue system has generated a printed Policy.

                  National Life reserves the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned, without interest.

            6. Acceptance of Application and Date of Issue. If an application is accepted, insurance coverage under the Policy is effective as of the Date of Issue. The Date of Issue is set forth in the Policy. From the time the application for a Policy is signed until the time the Policy is issued, an applicant can, subject to National Life's underwriting rules, obtain temporary last survivor insurance protection, pending issuance of the Policy, by answering "no" with respect to both Insureds to the Health Questions of the Receipt & Temporary Life Insurance Agreement and submitting (a) a complete application including any medical questionnaire required, and (b) payment of the Minimum Initial Premium.

                  The Date of Issue is used to determine Policy Years and
            Monthly Policy Dates, as well as to measure suicide and contestability periods.

      B.    ADDITIONAL PREMIUMS

            1. Additional Premiums Permitted. Additional premiums may be paid in any amount, frequency and time period, subject to the following limits:

            o A premium must be at least $100 and must be sent to the Home Office. National Life may require satisfactory evidence of insurability before accepting any premium if it increases the Unadjusted Death Benefit more than it increases the Accumulated Value (although National Life will not limit premiums paid as Planned Periodic Premiums).

            o Total premiums paid on a cumulative basis also may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code.

            o No premium will be accepted after the younger Insured reaches Attained Age 100 (although loan payments will be permitted after the younger Insured's Attained Age 100).

            o National Life will monitor Policies and will attempt to notify an owner on a timely basis if the Owner's Policy is in jeopardy of becoming a modified endowment contract under the Internal Revenue Code.


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            2. Refund of Excess Premium Amounts. If at any time a premium is paid that would result in total premiums exceeding limits established by law to qualify a Policy as a life insurance policy, National Life will only accept that portion of the premium that would make total premiums equal the maximum amount that may be paid under the Policy. The excess will be promptly refunded, and if paid by check, after such check has cleared. If there is an outstanding loan on the Policy, the excess may instead be applied as a loan repayment. Excess amounts under $3 will not be refunded.

            3. Planned Premiums. At the time of application, the Owner will select a Planned Periodic Premium schedule, based on annual, semi-annual, or quarterly payments. The Owner may request National Life to send a premium reminder notice from National Life at the specified interval. The Owner may change the Planned Periodic Premium frequency and amount by notification to National Life at its Home Office or to a National Life authorized agent. Also, under the Check-O-Matic plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being "billed."

            4. Crediting Additional Premiums. Premiums will be credited to the Policy and the Net Premiums will be invested as requested on the Valuation Date that the premium is received in good order by the Home Office in accordance with the procedures described below in
            Section I.F. National Life may specify the form in which a premium payment must be made in order for the premium to be in "good order." Ordinarily, a check will be deemed to be in good order upon receipt, although National Life may require that the check first be converted into federal funds. In addition, for an additional premium to be received in "good order," it must be accompanied by all required supporting documentation in whatever form required.

      C. OVERPAYMENTS AND UNDERPAYMENTS. In accordance with industry practice, National Life will establish procedures to handle errors in initial and additional premium payments to refund overpayments and collect underpayments, except for amounts under $3, or such other threshold as may be established from time to time.

      D. SPECIAL PREMIUMS -- PREMIUMS UPON INCREASE IN FACE AMOUNT, DURING A GRACE PERIOD, OR UPON REINSTATEMENT

            1. Upon Increase in Face Amount. Depending on the Accumulated Value at the time of an increase in the Face Amount and the amount of the increase requested, an additional premium or change in the amount of Planned Periodic Premiums may be advisable. National Life will notify the Owner if a premium is necessary or a change appropriate.

            2. During a Grace Period. If the Cash Surrender Value is insufficient to cover the Monthly Deductions and other charges under the Policy and the Grace Period (as described below) expires without a sufficient payment, the Policy will lapse. During the first five Policy Years, however, the Policy will not lapse if the Cumulative Minimum Monthly Premium has been paid. In addition, if the Owner has elected at issue the Guaranteed Death Benefit Rider, and has paid premiums at all times at least equal to the Cumulative Guarantee Premium, the Policy will not lapse either for the entire lifetimes of the Insureds, or prior to the younger Insured's Attained Age 80, regardless of whether the Cash Surrender Value is sufficient to cover the Monthly Deductions.


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            o     The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by National Life. Thus, the Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period.

            o In order to prevent lapse, the Owner must, during the Grace Period, make a premium payment equal to the sum of any amount by which the past Monthly Deductions have been in excess of Cash Surrender Value, plus three times the Monthly Deduction due the date the Grace Period began. This amount will be identified in the notice sent out pursuant to the immediately preceding paragraph.

            o Failure to make a sufficient payment within the Grace Period will result in lapse of the Policy without value.

            3. Upon Reinstatement. A Policy that lapses without value may be reinstated at any time within five years (or longer period if required in a particular state) after the beginning of the Grace Period by submitting evidence of both Insureds' insurability satisfactory to National Life and payment of an amount sufficient to provide for two times the Monthly Deduction due on the date the Grace Period began plus three times the Monthly Deduction due on the effective date of reinstatement. The effective date of the reinstatement will be the Monthly Policy Date on or next following the date the reinstatement application is approved.

            o Upon reinstatement, the Accumulated Value will be based upon the premium paid to reinstate the Policy and the Policy will be reinstated with the same Date of Issue as it had prior to the lapse.

            o Neither the five year no lapse guarantee nor the Guaranteed Death Benefit Rider may be reinstated.

      E.    REPAYMENT OF A POLICY LOAN

            1. Loan Repayments Permitted. While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest.

            2. Repayment Crediting and Allocation. National Life will assume that any payments made while there is an outstanding loan on the Policy are premium payments, rather than loan repayments, unless it receives written instructions that a payment is a loan repayment. In the event of a loan repayment, the amount held as collateral in the Fixed Account will be reduced by an amount equal to the repayment, and such amount will be transferred to the Subaccounts of the Variable Account and to the non-loaned portion of the Fixed Account based on the net premium allocations in effect at the time of the repayment.


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      F.    ALLOCATIONS OF PREMIUMS AMONG THE ACCOUNTS

            1. The Variable Account, Subaccounts, and Fixed Account. The variable benefits under the Policies are supported by National Variable Life Insurance Account (the "Variable Account"). The Variable Account currently has forty nine Subaccounts available to the Policies, the assets of which are used to purchase shares of a designated corresponding mutual fund Portfolio that is identified in the prospectus for the Policies. Each such Fund is registered under the Investment Company Act of 1940 as an open-end management investment company. Owners also may allocate Net Premiums to the Fixed Account. Additional Subaccounts may be added from time to time to invest in additional Portfolios or other investment companies.

            2. Allocations Among the Accounts. Net Premiums are allocated to the Subaccounts and the Fixed Account in accordance with the following procedures.

                  a. General. The Net Premium equals the premium paid less the Premium Expense Charge. In the application for the Policy, the Owner will indicate how Net Premiums should be allocated among the Subaccounts of the Variable Account and/or the Fixed Account. Such allocations may be changed at any time by the Owner by written notice to National Life at the Home Office, or if the telephone transaction privilege has been elected, by telephone instructions. The percentages of each Net Premium that may be allocated to any Subaccount must be a whole number, and the sum of the allocation percentages must be 100%.

                  b. Premium Expense Charge. The Premium Expense Charge consists of two portions. The first is that a deduction of 3.40% of the premium will be made from each premium payment prior to allocation of Net Premiums, to cover state premium taxes and the federal DAC Tax. The Premium Expense Charge will also include, during the first 10 Policy Years, a deduction of 7.0% of the premium up to the Target Premium, and 4.0% of premium in excess of the Target Premium, from each premium payment prior to allocation of Net Premiums, to compensate National Life for the expenses incurred in distributing the Policies, including commissions to selling agents. National Life reserves the right to increase the charge for premiums in excess of the Target Premium from 4.0% to 5.0% of such premiums. National Life currently intends to reduce this deduction from premiums paid after the tenth Policy Anniversary to 4.0% of all premiums, although it reserves the right to make a deduction of up to the maximum permitted during the first ten years.

                  c. Initial Premiums. Any portion of the initial Net Premium and any subsequent premiums received by National Life before National Life before expiration of the "free look" period, that are to be allocated to the Variable Account will be allocated to the Money Market Subaccount. At the end of such period, which National Life will assume for such purpose to be the date 20 days after the Date of Issue, National Life will allocate the amount in the Money Market Subaccount to each of the Subaccounts selected in the application based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Variable Account premium allocation percentages.


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                  c. Additional Premiums. Additional Net Premiums will be
                  allocated to the Accounts in accordance with the allocation percentages then in effect on the Valuation Date that the premium is received in good order at the Home Office, unless other instructions accompany the premium, in which case the net premium will be allocated in accordance with those instructions. If those instructions do not comply with National Life's allocation rules, crediting and allocation will not be implemented until further instructions are received from Owners.

                  e. Undesignated Premiums. When all or a portion of a premium payment is received without a clear subaccount designation or allocated to a subaccount that is not available for investment, National Life may allocate the undesignated portion or the entire amount, as applicable, into the Sentinel Money Market Subaccount. The Owner's inaction will be treated as approval of this investment allocation. The Owner may at any time after the deposit direct us to redeem or exchange the units in the Sentinel Money Market Subaccount, which will be completed at the next appropriate net asset value. All transactions will be subject to any applicable fees or charges.

II.   TRANSFERS AMONG SUB-ACCOUNTS

      A. TRANSFERS AMONG THE ACCOUNTS. The Owner may transfer the Accumulated Value between and among the Subaccounts of the Variable Account and the Fixed Account by making a written transfer request to National Life, or if the telephone transaction privilege has been elected, by telephone instructions to National Life. Transfers between and among the Subaccounts of the Variable Account and the Fixed Account are made as of the Valuation Day that the request for transfer is received in good order at the Home Office. The Owner may, at any time, transfer all or part of the amount in one of the Subaccounts of the Variable Account to another Subaccount and/or to the Fixed Account.

                  One transfer in each Policy Year is allowed from the Fixed
            Account to any or all of the Subaccounts of the Variable Account. The amount transferred from the Fixed Account may not exceed the greater of 25% of the value of such account at the time of transfer, or $1,000. The transfer will be made as of the date National Life receives the written or telephone request at its Home Office.

                  Currently, an unlimited number of transfers are permitted
            without charge, and National Life has no current intent to impose a transfer charge in the foreseeable future. However, National Life reserves the right to deduct a $25 transfer charge from each transfer in excess of the twelfth transfer during any one Policy Year. If such a charge is adopted in the future, the following transfers will not be subject to a transfer charge and will not count against the twelve free transfers in any Policy Year: (1) transfers resulting from Policy loans, (2) the exercise of the special transfer whereby the Owner may transfer the entire Accumulated Value in the Variable Account to the Fixed Account during the first two years following the Policy issue without regard to limits on free transfers, (3) the special transfer right whereby an Owner may transfer the portion of the Accumulated Value in a Subaccount the investment policy of which is changed, without regard to any limits on transfers or free transfers, (4) transfers pursuant to automated Dollar Cost Averaging or Portfolio Rebalancing transactions, and (5) the reallocation from the Money Market Subaccount following the "free look" period. All transfers requested during one Valuation Period are treated as one transfer transaction.


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      B.    DOLLAR COST AVERAGING

            This feature permits an Owner to automatically transfer funds from the Money Market Subaccount to any other Subaccounts on a monthly basis.

            1. Election of Dollar Cost Averaging. Dollar Cost Averaging may be elected at issue by marking the appropriate box on the initial application and completing the appropriate instructions, or, after issue, by filling out similar information on a change request form and sending it by mail to the Home Office.

            2. Operation of the Program. If this feature is elected, the amount to be transferred will be taken from the Money Market Subaccount and transferred to the Subaccount or Subaccounts designated to receive the funds, each month on the Monthly Policy Date (starting with the Monthly Policy Date next following the date that the reallocation of the Accumulated Value out of the Money Market Subaccount and into the other Subaccounts would normally have occurred after expiration of the "free look" period), until the amount in the Money Market Fund is depleted. The minimum monthly transfer by Dollar Cost Averaging is $100, except for the transfer that reduces the amount in the Money Market Subaccount to zero. An Owner may discontinue Dollar Cost Averaging at any time by sending an appropriate change request form to the Home Office.

      C.    PORTFOLIO REBALANCING

            This feature permits an Owner to automatically rebalance the value in the Subaccounts on a quarterly, semi-annual or annual basis, based on the Owner's premium allocation percentages in effect at the time of the rebalancing.

            1. Election of Portfolio Rebalancing. Portfolio rebalancing may be elected at issue by marking the appropriate box on the initial application, or, after issue, by completing a change request form and sending it by mail to the Home Office.

            2. Operation of the Program. In Policies utilizing Portfolio Rebalancing from the Date of Issue, an automatic transfer will take place that causes the percentages of the current values in each Subaccount to match the current premium allocation percentages, starting with the Monthly Policy Date three, six or twelve months after the Date of Issue, and then on each Policy Anniversary, and each Monthly Policy Date three, six or twelve months thereafter. Policies electing Portfolio Rebalancing after issue will have the first automated transfer occur as of the Valuation Date on or next following the date that the election is received at the Home Office, and subsequent rebalancing transfers will occur every three, six or twelve months from such date. An Owner may discontinue Portfolio Rebalancing at any time by submitting an appropriate change request form to the Home Office by mail.


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                  In the event that an Owner changes the Policy's premium
            allocation percentages, Portfolio Rebalancing will automatically be discontinued unless the Owner specifically directs otherwise.

                  Portfolio Rebalancing and Dollar Cost Averaging may not be in
            operation simultaneously on the same Policy.

III.  "REDEMPTION" PROCEDURES: SURRENDERS, WITHDRAWALS, DEATH BENEFITS, AND
      LOANS

      A.    "FREE-LOOK" PERIOD

            The Policy provides for an initial "free-look" period. The Owner may cancel the Policy before 10 days after the Owner receives the Policy (or longer period provided by state law). Upon returning the Policy to National Life or to an agent of National Life within such time with a written request for cancellation, the Owner will receive a refund equal to the gross premiums paid on the Policy.

      B.    REQUEST FOR CASH SURRENDER VALUE

            1. Requests for Cash Surrender Value Permitted. At any time before the death of both Insureds, the Owner may surrender the Policy for its Cash Surrender Value. The Cash Surrender Value is the Accumulated Value minus any Policy loan and accrued interest and less any applicable Surrender Charge. The Cash Surrender Value will be determined by National Life on the date it receives, at the Home Office, a written surrender request signed by the Owner, and the Policy. A surrender may not be requested over the telephone. Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request and the Policy to National Life. Surrender proceeds will ordinarily be mailed by National Life to the Owner within seven days of receipt of the request, unless a payment option was selected (see Section III.H. below).

            2. Surrender of Policy -- Surrender Charges. A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the tenth Policy Year, or the ten years after an increase in the Basic Coverage. The Surrender Charge will initially be equal to the Policy's Target Premium, as shown in Appendix B to this Prospectus. The Surrender Charge will be level for the first five years, and then decline linearly by month until it is zero at the beginning of Policy Year 11. For increases in Basic Coverage, the Surrender Charge will initially be the Target Premium associated with the increase. It will be level for five years from the date of the increase, and then decline linearly by month until it is zero at the beginning of the eleventh year after the date of the increase. The Surrender Charge will not decrease in the event of a decrease in Basic Coverage. The actual Surrender Charge for your Policy will be stated in the Policy.


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      C.    REQUEST FOR WITHDRAWALS

            1. When Withdrawals are Permitted. At any time before the death of the last to die of the two Insureds and after the first Policy Anniversary, the Owner may withdraw a portion of the Policy's Cash Surrender Value, subject to the following conditions:

            o     The minimum amount which may be withdrawn is $500.

            o The maximum Withdrawal is the Cash Surrender Value minus three times the Monthly Deduction for the most recent Monthly Policy Date. A Withdrawal Charge will be deducted from the amount of the Withdrawal.

            o Withdrawals may be requested only by sending a written request, signed by the Owner, to National Life at its Home Office. A Withdrawal may not be requested over the telephone.

            2. Withdrawal Charge. At the time of a Withdrawal, National Life will assess a charge equal to the lesser of 2% of the Withdrawal amount and $25. This Withdrawal Charge will be deducted from the Withdrawal amount.

            3. Allocation of Withdrawals. The Withdrawal will be taken from the Subaccounts of the Variable Account based upon the instructions of the Owner at the time of the Withdrawal. If specific allocation instructions have not been received from the Owner, the Withdrawal will be allocated to the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Variable Account. If the Accumulated Value in one or more Subaccounts is insufficient to carry out the Owner's instructions, the Withdrawal will not be processed until further instructions are received from the Owner. Withdrawals will be taken from the Fixed Account only to the extent that Accumulated Value in the Variable Account is insufficient.

            4. Effect of a Withdrawal on Face Amount. The effect of a Withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option in effect and whether the Unadjusted Death Benefit is based on the applicable percentage of Accumulated Value.

                  a. Option A. If the Face Amount divided by the applicable percentage of Accumulated Value exceeds the Accumulated Value just after the Withdrawal, a Withdrawal will reduce the Face Amount and the Unadjusted Death Benefit by the lesser of such excess and the amount of the Withdrawal, effective on the date of the Withdrawal. If the Face Amount divided by the applicable percentage of Accumulated Value does not exceed the Accumulated Value just after the Withdrawal, then the Face Amount is not reduced. The Unadjusted Death Benefit will be reduced by an amount equal to the reduction in Accumulated Value times the applicable percentage (or equivalently, the Unadjusted Death Benefit is equal to the new Accumulated Value times the applicable percentage).

                  b. Option B. The Face Amount will never be decreased by a Withdrawal. A Withdrawal will, however, always decrease the Death Benefit. If the Unadjusted Death Benefit equals the Face Amount plus the Accumulated Value, a Withdrawal will reduce the Accumulated Value by the amount of the Withdrawal, and thus the Unadjusted Death Benefit will also be reduced by the amount of the Withdrawal. If the Unadjusted Death Benefit immediately prior to the Withdrawal is based on the applicable percentage of Accumulated Value, the Unadjusted Death Benefit will be reduced to equal the greater of (a) the Face Amount plus the Accumulated Value after deducting the amount of the Withdrawal and (b) the applicable percentage of Accumulated Value after deducting the amount of the Withdrawal.


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            5. Other Effects of Withdrawals. Any decrease in Face Amount due to a Withdrawal will first reduce the most recent increase in Face Amount, then the most recent increases, successively, and lastly, the Initial Face Amount. In the case of simultaneously added coverages, a Withdrawal will first reduce the amount added through operation of the Automatic Increase Rider, then Additional Coverage, and finally Basic Coverage. Because a Withdrawal can affect the Face Amount (or increase in Face Amount) and the Unadjusted Death Benefit as described above, a Withdrawal may also affect the Net Amount(s) at Risk that is used to calculate the Cost of Insurance Charge(s) under the Policy. Since a Withdrawal reduces the Accumulated Value, the Cash Surrender Value of the Policy is reduced, thereby increasing the likelihood that the Policy will lapse.

            6. When a Withdrawal Is Not Permitted. A request for Withdrawal may not be allowed if such Withdrawal would reduce the Basic Coverage below the Minimum Basic Coverage for the Policy. Also, if a Withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, National Life will not allow the Withdrawal.

      D.    MONTHLY DEDUCTIONS

            On the Date of Issue and on each Monthly Policy Date, a redemption will be made from Accumulated Value for the Monthly Deduction, which is a charge compensating National Life for distribution and administrative expenses and for the insurance coverage provided by the Policy. The Monthly Deduction consists of four components: (a) the Cost of Insurance Charge, (b) the Variable Account Charge, (c) the Monthly Administrative Charge, and (d) the cost of any additional benefits provided by rider. These charges are discussed in more detail in Appendix A hereto. Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from month to month, the Monthly Deduction may vary in amount from month to month. The Monthly Deduction will be deducted on a pro rata basis from the Subaccounts of the Variable Account and the Fixed Account, unless the Owner has elected at the time of application, or later requests in writing, that the Monthly Deduction be made from the Money Market Subaccount. If a Monthly Deduction cannot be made from the Money Market Subaccount, when that has been elected, the amount of the deduction in excess of the Accumulated Value available in the Money Market Subaccount will be made on a pro rata basis from the Subaccounts of the Variable Account and the Fixed Account.

      E.    DEATH BENEFITS

            1. Payment of Death Benefit. As long as the Policy remains in force, the Death Benefit of the Policy will, upon the Company's receipt of due proof of the both Insureds' deaths and a Claimant's Statement signed by or on behalf of the Beneficiary, as well as any other necessary documentation, be paid to the named Beneficiary in accordance with the designated Death Benefit Option, unless the claim is contestable in accordance with the terms of the Policy. The proceeds may be paid in a lump sum or under one of the Settlement Options set forth in the Policy. The amount payable under the designated Death Benefit Option will be increased by any additional benefits, any dividend payable, and by interest from the date National Life receives proof of the last survivor of the Insureds' death and all other required information to the payment date at a National Life declared interest rate or any higher legal requirement, and will be decreased by any outstanding Policy loan and accrued interest and by any unpaid Monthly Deductions. The Face Amount of a Policy, on which the Unadjusted Death Benefit is based, may be made up of either Basic Coverage or Additional Coverage. Additional Coverage is provided by the Additional Protection Benefit Rider. If the Owner or the Beneficiary elects to receive proceeds in a lump sum payment, unless the Beneficiary requests a National Life check, National Life will deposit the payment into an interest bearing special account maintained by a financial institution and retained by National Life in its General Account. In that case, National Life will provide the payee with a checkbook to access those funds from the special account. National Life will send the payee the checkbook within seven days of when it has deposited the payment into that account, and the payee will receive any interest on the proceeds deposited in that account.

            2. Death Benefit Options. The Policy provides two Death Benefit
            Options: Option A and Option B. The Owner designates the Death Benefit Option in the application and may change it as described below. At the younger Insured's Attained Age 100, Option B automatically becomes Option A.

                  a. Option A. The Unadjusted Death Benefit is equal to the greater of (a) the Face Amount of the Policy and (b) the Accumulated Value multiplied by the specified percentage shown in the table below. For Attained Ages not shown, the percentages will decrease by a ratable portion of each full year.

                  Younger Insured's
                  Attained Age              Percentage
                  ------------              ----------

                  40 and under              250%
                  45                        215%
                  50                        185%
                  55                        150%
                  60                        130%
                  65                        120%
                  70                        115%
                  75-90                     105%
                  91                        104%
                  92                        103%
                  93                        102%
                  94 and over               101%

                  b. Option B. The Unadjusted Death Benefit is equal to the greater of (a) the Face Amount of the Policy plus the Accumulated Value and (b) the Accumulated Value multiplied by the specified percentage shown in the table above.

            3. Change in Death Benefit Option. After the first Policy Year, the Death Benefit Option in effect may be changed by sending National Life a written request. No charges will be imposed to make a change in the Death Benefit Option. The effective date of any such change will be the Monthly Policy Date on or next following the date National Life receives the written request. Only one change in Death Benefit Option is permitted in any one Policy Year.

                  o If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change but the Face Amount will be decreased by the Accumulated Value on that date. The order in which decreases will be applied is the same as described below as the order in which decreases in Face Amount are applied. However, this change may not be made if it would reduce the Basic Coverage to less than the Minimum Basic Coverage.

                  o If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change but the Face Amount will be increased by the Accumulated Value on that date.

                  o A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge. Changing from Option A to Option B will generally result in a Net Amount at Risk that remains level. Such a change will result in a relative increase in the Cost of Insurance Charges over time because the Net Amount at Risk will, unless the Unadjusted Death Benefit is based on the applicable percentage of Accumulated Value, remain level as cost of insurance rates increase over time, rather than the Net Amount at Risk decreasing as the Accumulated Value increases. Changing from Option B to Option A will, if the Accumulated Value increases, decrease the Net Amount at Risk over time, thereby partially offsetting the effect of increases over time in the Cost of Insurance Charge to the extent the decrease in Net Amount at Risk more than offsets the increase in rates as the Insureds age.

                  o If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance, National Life will not effect the change.

            4. How the Death Benefit May Vary. The amount of the Death Benefit may vary with the Accumulated Value. The Death Benefit under Option A will vary with the Accumulated Value whenever the specified percentage of Accumulated Value exceeds the Face Amount of the Policy. The Death Benefit under Option B will always vary with the Accumulated Value because the Unadjusted Death Benefit equals the greater of (a) the Face Amount plus the Accumulated Value and (b) the Accumulated Value multiplied by the specified percentage.

            5. Ability to Adjust Face Amount. Subject to certain limitations, an Owner may generally, at any time after the first Policy Year, increase or decrease the Policy's Face Amount by submitting a written application to National Life. The effective date of an increase will be the Monthly Policy Date on or next following National Life's approval of the request, and the effective date of a decrease is the Monthly Policy Date on or next following the date that National Life receives the written request. The effect of changes in Face Amount on Policy charges, as well as other considerations, are described below.

                  a. Increase. A request for an increase in Face Amount may not be for less than $50,000, or such lesser amount required in a particular state. The Owner may not increase the Face Amount after the older of the two Insureds' Attained Age 90, or if the Joint Age of the Insureds is greater than 90. To obtain the increase, the Owner must submit an application for the increase and provide evidence satisfactory to National Life of both Insureds' insurability.

                        On the effective date of an increase, and taking the
                  increase into account, the Cash Surrender Value must be equal to the Monthly Deductions then due. If the Cash Surrender Value is not sufficient, the increase will not take effect until the Owner makes a sufficient additional premium payment to increase the Cash Surrender Value to the required level.

                        An increase in the Face Amount will generally have the
                  effect of increasing the total Net Amount at Risk, which in turn will increase the monthly Cost of Insurance Charges. In addition, either or both of the Insureds may be in a different Rate Class as to the increase in insurance coverage.

                  b. Decrease. The amount of the Face Amount after a decrease
                  (a) cannot be less than 75% of the largest Face Amount in force at any time in the twelve months immediately preceding National Life's receipt of the request and (b) may not be less than the Minimum Basic Coverage, which is $100,000. To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Internal Revenue Code, National Life will not effect the decrease.

                        A decrease in the Face Amount generally will decrease
                  the total Net Amount at Risk, which generally will decrease an Owner's monthly Cost of Insurance Charges.

                        For purposes of determining the Cost of Insurance
                  Charge, any decrease in the Face Amount will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) the next most recent increases, successively; and (c) the Initial Face Amount. For simultaneously added coverages, a decrease will be applied first to the increase provided by the Automatic Increase Rider, then to Additional Coverage, and finally to Basic Coverage.

      G.    LOANS

            1. When Loans are Permitted. An Owner may at any time after the first anniversary of the Date of Issue borrow money from National Life using the Policy as the only security for the loan. Currently National Life is permitting loans in the first year, but this right is not guaranteed by the Policy, and may be discontinued at any time. The Owner may obtain Policy loans in an amount not exceeding the Policy's Cash Surrender Value on the date of the loan, minus three times the Monthly Deduction for the most recent Monthly Policy Date. While either Insured is living, the Owner may repay all or a portion of a loan and accrued interest. Loans may be taken by making a written request to National Life at the Home Office, or, if the telephone transaction privilege has been elected, by providing telephone instructions to National Life at the Home Office. National Life limits the amount of a Policy loan taken pursuant to telephone instructions to $25,000.

            2. Interest Rate Charged. The interest rate charged on Policy loans will be at the fixed rate of 6% per year. Interest is charged from the date of the loan and is due at the end of each Policy Year. Interest due will be added to the loan balance and bear interest at the same rate.

            3. Allocation of Loans and Collateral. When a Policy loan is taken, Accumulated Value is transferred to and held in the Fixed Account as Collateral for the Policy loan. Accumulated Value to be held as Collateral is taken from the Subaccounts of the Variable Account based upon the instructions of the Owner at the time the loan is taken. If specific allocation instructions have not been received from the Owner, Accumulated Value to be held as Collateral will taken from the Subaccounts based on the proportion that each Subaccount's value bears to the total Accumulated Value in the Variable Account. If the Accumulated Value in one or more of the Subaccounts is insufficient to carry out the Owner's instructions, the loan will not be processed until further instructions are received from the Owner. Non-loaned Accumulated Value in the Fixed Account will become Collateral for a loan only to the extent that the Accumulated Value in the Variable Account is insufficient. Loan interest due will be allocated among and transferred first from the Subaccounts of the Variable Account in proportion to the Accumulated Values held in the Subaccounts, and then from the Fixed Account.

                  The Collateral for a Policy loan will initially be equal to the loan amount. Loan interest due will be added to the Collateral for the Policy loan. National Life will take additional Collateral for the loan interest so added pro rata from the Subaccounts of the Variable Account, and then, if the amounts in the Variable Account are insufficient, from the portion of the Fixed Account not held as Collateral, and hold the Collateral in the Fixed Account. At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including interest added to the loan balance) minus any loan repayments.

            4. Interest Credited to Amounts Held as Collateral. As long as the Policy is in force, National Life will credit the amount in the Fixed Account as Collateral with interest at effective annual rates it determines, but not less than 4% or such higher minimum rate required under state law. The rate will apply to the calendar year that follows the date of determination.

            5. Preferred Policy Loans. In Policy Years 11 and thereafter, National Life currently intends to make preferred Policy loans available, for which the rate of interest charged on the loan will be 4.25% and amounts held as Collateral in the Fixed Account will be credited with interest at an annual rate of 4.00%. Availability of preferred Policy loans is not guaranteed, however. If preferred loans are available, then all existing non-preferred loans will become preferred.

            6. Effect of Policy Loan. Policy loans, whether or not repaid, will have a permanent effect on the Accumulated Value and the Cash Surrender Value, and may permanently affect the Death Benefit under the Policy. The effect on the Accumulated Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the non-loaned Accumulated Value in the Fixed Account is less than or greater than the interest being credited on the amounts held as Collateral in the Fixed Account while the loan is outstanding. Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate is less than the investment experience of assets held in the Variable Account and interest credited to the non-loaned Accumulated Value in the Fixed Account. The longer a loan is outstanding, the greater the effect a Policy loan is likely to have. The Death Benefit and Cash Surrender Value will be reduced by the amount of any outstanding Policy loan and accrued interest.

      H.    SETTLEMENT OPTIONS

            In lieu of a single sum payment on death or surrender, an election may be made to apply the amount under any one of the fixed benefit Settlement Options provided in the Policy.

      I.    DELAY IN REDEMPTIONS OR TRANSFERS

            Any amounts payable as a result of surrender, Withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of written request at National Life's Home Office in a form satisfactory to National Life. Generally, the amount of a payment will be determined as of the date of receipt by National Life of all required documents. However, National Life may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of National Life policyholders. National Life also may defer the determination or payment of amounts from the Fixed Account for up to six months. National Life may postpone any payment under the Policy derived from an amount paid by check or draft until National Life is satisfied that the check or draft has been paid by the bank upon which it was drawn.

      J.    24-MONTH TRANSFER RIGHT

      Policy Owners may during the first two years following Policy issue and on one occasion, transfer the entire Accumulated Value in the Variable Account to the Fixed Account, without regard to any limits on transfers or free transfers. Since a new policy, under which payments (or charges), dividends, and cash values could vary from those under the existing Policy, will not be issued, no adjustment in payments and cash values under the Policy would be required to address such variances.

                                   APPENDIX A

            Charges will be deducted from the Accumulated Value on the Date of Issue and on each Monthly Policy Date to compensate National Life for distribution and administrative expenses and for the insurance coverage provided by the Policy. The Monthly Deduction consists of four components: (a) the Cost of Insurance Charge, (b) the Variable Account Charge, (c) the Monthly Administrative Charge, and (d) the cost of any additional benefits provided by rider. Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from month to month, the Monthly Deduction may vary in amount from month to month. The Monthly Deduction will be deducted on a pro rata basis from the Subaccounts of the Variable Account and the Fixed Account, unless the Owner has elected at the time of application, or later requests in writing, that the Monthly Deduction be made from the Money Market Subaccount. If a Monthly Deduction cannot be made from the Money Market Subaccount, when that has been elected, the amount of the deduction in excess of the Accumulated Value available in the Money Market Subaccount will be made on a pro rata basis from the Subaccounts of the Variable Account and the Fixed Account.

            Cost of Insurance Charge. Because the Cost of Insurance Charge depends upon several variables, the cost for each Policy Month can vary. National Life will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each Policy Month.

      The Net Amount at Risk on any Monthly Policy Date is the amount by which the Unadjusted Death Benefit on that Monthly Policy Date, adjusted by a factor, exceeds the Accumulated Value. This factor is 1.00327234, and is used to reduce the Net Amount at Risk, solely for purposes of computing the Cost of Insurance Charge, by taking into account assumed monthly earnings at an annual rate of 4%. The Net Amount at Risk is determined separately for the Initial Face Amount and any increases in Face Amount. In determining the Net Amount at Risk for each increment of Face Amount, the Accumulated Value is first considered part of the Initial Face Amount. If the Accumulated Value exceeds the Initial Face Amount, it is considered as part of any increases in Face Amount in the order such increases took effect.

      If the Policy includes both Basic Coverage and Additional Coverage, the Net Amount at Risk is separated into portions applicable to each type of coverage. For this purpose, Accumulated Value is applied against Basic Coverage first for Basic Coverage and Additional Coverage which began at the same time. Any change in the Net Amount at Risk will affect the total Cost of Insurance Charges paid by the Owner.

      A cost of insurance rate is also determined separately for the Initial Face Amount and any increases in Face Amount. In calculating the Cost of Insurance Charge, a rate based on the Rate Classes of the two Insureds on the Date of Issue is applied to the Net Amount at Risk for the Initial Face Amount. For each increase in Face Amount, a rate based on the Rate Classes of the two Insureds applicable at the time of the increase is used. If, however, the Unadjusted Death Benefit is calculated as the Accumulated Value times the specified percentage, the rate based on the Rate Classes for the Initial Face Amount will be used for the amount of the Unadjusted Death Benefit in excess of the total Face Amount. Again, if any time segment includes both Basic Coverage and Additional Coverage, separate cost of insurance rates are applied to each type of coverage.

      Cost of Insurance Rate. The guaranteed maximum cost of insurance rates are set forth in the Policy, and will depend on each Insured's Issue Age, sex, substandard or uninsurable status, the Duration of the coverage, and the 1980 Commissioners Standard Ordinary Mortality Table. Guaranteed maximum cost of insurance rates will also vary depending on whether the coverage is Basic Coverage or Additional Coverage, with higher rates being applicable to Additional Coverage. The actual cost of insurance rates used ("current rates") will depend on each Insured's Issue Age, sex, and Rate Class, as well as the Duration of the coverage, and whether the coverage is Basic Coverage or Additional Coverage (however, current rates applicable to Additional Coverage may be higher or lower than for Basic Coverage). National Life periodically reviews the adequacy of its current cost of insurance rates and may adjust their level. However, they will never exceed guaranteed maximum cost of insurance rates. Any change in the current cost of insurance rates will apply to all sets of persons of the same Issue Ages, sexes, and Rate Classes, and with coverages of the same Duration.

      Rate Class. The Rate Classes of the two Insureds will affect the current cost of insurance rates. National Life currently places Insureds into preferred nonsmoker, nonsmoker, preferred smoker, smoker, substandard, and uninsurable classes. Smoker, substandard, and uninsurable classes reflect higher mortality risks. In an otherwise identical Policy, Insureds in a preferred or standard class will have a lower Cost of Insurance Charge than Insureds in a substandard class with higher mortality risks. Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers. Classification of an Insured as substandard or uninsurable will also affect the guaranteed cost of insurance rates.

      Variable Account Charge. The Variable Account Charge varies by the amount of Basic Coverage in the Policy. It is a percentage of the Accumulated Value in the Variable Account, and does not apply to Accumulated Value in the Fixed Account. During the first 10 Policy Years, for Policies with Basic Coverage less than $1,000,000, the current annual charge is 0.90%; for Policies with Basic Coverage from $1,000,000 to $2,999,999, the current annual charge is 0.80%, and for Policies with Basic Coverage of $3 million or more, the current annual charge is 0.75%. In all cases, National Life reserves the right to increase this charge to an amount not to exceed 0.90%. For years after Policy Year 10, National Life currently intends to reduce this charge to the following rates: for Polices with Basic Coverage of less than $1,000,000, an annual charge of 0.35%; for Policies with Basic Coverage from $1,000,000 to $2,999,999, an annual charge of 0.30%, and for Policies with Basic Coverage of $3 million or more, an annual charge of 0.25%. However, National Life reserves the right to continue to charge a Variable Account Charge in an annual amount up to 0.90% in years after Policy Year 10.

      Monthly Administrative Charge. The amount of the Monthly Administrative Charge during the first ten Policy Years is $15.00, plus $0.08 per $1000 of Basic Coverage (this per $1000 portion of the Monthly Administrative Charge is lower for Joint Ages 38 and under). The per $1000 portion of this charge during the first ten Policy Years will be increased by $.005 per $1000 of Basic Coverage for each Insured who is a smoker. National Life classifies all nicotine users as smokers, including cigarette, cigar, pipe, chewing tobacco, snuff, nicotine patches and nicotine gum.

      After the first ten Policy Years, National Life currently intends to charge a Monthly Administrative Charge in the amount of $7.50, with no additional amount per $1000 of Basic Coverage, and during this period the Monthly Administrative Charge is guaranteed not to exceed $15.00, plus $0.08 per $1000 of Basic Coverage, and plus $.005 per smoker. The per $1000 portion of the Monthly Administrative Fee will apply to increases in Basic Coverage for 10 years after the effective date of the increase.

      Optional Benefit Charges. The Monthly Deduction will include charges for any additional benefits added to the Policy. The cost of the Guaranteed Death Benefit Rider is $0.01 per thousand of Face Amount per month. The cost of the Continuing Coverage Rider is $2.50 (current) and $3.00 (guaranteed) per thousand of Net Amount at Risk, beginning at the younger Insured's Attained Age 90. There is no specific cost for the Policy Split Option (other than a fixed charge of $200 if the option is exercised), the Additional Protection Benefit, the Estate Preservation Rider, the Term Rider, the Enhanced Death Benefit Rider, or the Automatic Increase Rider, except that the an additional charge may be assessed relating to additional insurance provided by these riders.